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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549



                          SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 6)*


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      Network General Corporation, a Delaware corporation
                        (Name of Issuer)

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            Common Stock, Par Value $0.01 per share
                 (Title of Class of Securities)

                          641210 10 9
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                         (CUSIP Number)


Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ""filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (""Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Page   1   of   5   pages

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CUSIP No. 641210 10 9           13G                Page   2   of   5  Pages
          -----------

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1   NAME OF REPORTING PERSON  S.S. or I.R.S. IDENTIFICATION NO. OF
       ABOVE PERSON

                 Harry J. Saal and Carol D. Saal   ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                               (a) / /
                                                 (b) / /
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OR ORGANIZATION

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NUMBER OF         5  SOLE VOTING POWER
 SHARES                 1,080,200
BENEFICIALLY     ----------------------------------------------------------
 OWNED BY         6  SHARED VOTING POWER
   EACH
 REPORTING       ----------------------------------------------------------
  PERSON          7  SOLE DISPOSITIVE POWER
  WITH                  1,080,200
                 ---------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,080,200
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* / /
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 4.96%
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12   TYPE OF REPORTING PERSON*
                               IN
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                   SEE INSTRUCTION BEFORE FILLING OUT!


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                                                      Page  3  of  5  Pages

ITEM 1(a)   NAME OF ISSUER.

            Network General Corporation, a Delaware corporation

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            4200 Bohannon Drive
            Menlo Park, California 94025

ITEM 2(a)   NAME OF PERSON FILING.
            Harry J. Saal, Carol D. Saal

ITEM 2(b)   ADDRESS OF PERSON FILING.
            c/o Network General Corporation
            4200 Bohannon Drive
            Menlo Park, CA 94025

ITEM 2(c)   CITIZENSHIP.
            USA

ITEM 2(d)   CLASS OF SECURITIES.
            Common Stock, par value $0.01 per share

ITEM 2(e)   CUSIP NUMBER.
            641210  10  9

ITEM 3      STATUS OF PERSON FILING.
            Not Applicable

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                                                          Page 4 of 5 Pages

ITEM 4    OWNERSHIP.
          As of December 31, 1995, Dr. Saal and Mrs. Saal beneficially owned 1,080,200(1) shares of Common Stock of Network General Corporation (""NGC''), which is approximately 4.96%(2) of the outstanding shares of Common Stock of NGC. Dr. and Mrs. Saal have sole power to vote and dispose of these shares.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           If this statement is being filed to report the fact that as of the date hereof the reporting has ceased to be the beneficial owner of more than five percent of the class securities, check the following /X/.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER.
          Not applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY.
          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS.
          Not applicable.

ITEM 9    NOTICE OF DISSOLUTION.
          Not applicable.

ITEM 10   CERTIFICATION.
          Not applicable.












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         (1) All shares are owned by Harry J. Saal and Carol D. Saal, Co-
     Trustees, U/T/D 7/19/72. Does not include shares held by Dr. Leonard Shustek on behalf of Harry and Carol Saal's children or shares held directly by their children.


         (2) Based on the 21,775,314 shares reported outstanding in NGC's report on Form 10-Q for the quarter ended December 31, 1995.


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                                                          Page 5 of 5 Pages


                                SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 1996
                                        Harry J. Saal

                                        /s/ HARRY J. SAAL
                                        ______________________________

Date: February 8, 1996
                                        Carol D. Saal

                                        /s/  CAROL D. SAAL
                                        _______________________________